SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 Under

the Securities Exchange Act of 1934

For the month of May 2020

Commission File Number: 001-37829

HEBRON TECHNOLOGY CO., LTD.

(Registrant’s name)

No. 936, Jinhai 2nd Road, Konggang New Area

Longwan District

Wenzhou City, Zhejiang Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F  ☒           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Explanatory Note:

As previously disclosed and as approved at a special meeting of shareholders held on June 14, 2019, the Registrant entered into a Call Option Agreement (the “Agreement”) on April 16, 2019 with Wise Metro Development Co., Ltd. (the “Buyer”), which granted the Buyer an option to purchase all of the equity of Zhejiang Xibolun Automation Project Technology Co., Ltd., all of the equity of Wenzhou Xibolun Fluid Equipment Co., Limited, and the Company’s 49% equity interest in Xuzhou Weijia Biotechnology Co., Ltd. (such equity interest, the “Shares”).

On May 11, 2020, the Registrant received a Notice of Exercise of Call Option granted in the Agreement from the Buyer to exercise its right to purchase the Shares or the equity of Hong Kong Xibolun Technology Co., Ltd., a holding company with no assets, liabilities or operations other than its ownership of the Shares. Because the Buyer is an entity controlled by the Registrant’s Chief Executive Officer and chairman of the Board of Directors (the “Board”), Anyuan Sun, and because Zuoqiao Sun Zhang and Lingming Sun are related to Anyuan Sun, all three directors recused themselves from participation in discussions or voting on this matter.

On May 15, 2020, the Board formed a special committee (the “Committee”) to manage the Company’s performance of its obligations under the Agreement. Three independent directors, Hua Zhang, Xuesong Liu and Xianpang Hu, were appointed as the members of the special Committee.

On May 15, 2020, the Committee appointed Xuesong Liu as the chair of the Committee and engaged Asia (Beijing) Asset Appraisal Co., Ltd., a member firm of ValueLink Group (“ValueLink”) to provide an appraisal of the Shares to determine the fair value that will set the purchase price to be paid by the Buyer. The appraisal is expected to be completed within thirty (30) days, and the closing of the purchase will proceed in accordance with the terms of the Agreement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hebron Technology Co., Ltd.

Date: May 15, 2020	By:	/s/ Changjuan Liang
	Name:	Changjuan Liang
	Title:	Chief Financial Officer (Principal Financial Officer) and Duly Authorized Officer

2